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                                                                   Exhibit 99.47


(POINTS INTERNATIONAL LTD LOGO)

            POINTS INTERNATIONAL PARTNERS WITH BRITISH AIRWAYS (BA), ENABLING EXECUTIVE CLUB MEMBERS WORLDWIDE TO BUY MILES ONLINE

TORONTO - JULY 29, 2004 - Points International Ltd. (TSX: PTS), operator of The Points Exchange(R), the only independent loyalty program currency exchange - at www.points.com, today announced that it has launched a POINTSpurchase SM solution for British Airways (BA). Members of the British Airways Executive Club program in over 190 countries can now buy BA Miles online at www.ba.com, enabling them to reach reward redemption levels faster.

     "At British Airways, we are continually looking for ways we can add value for our most loyal customers," said Simon Parks-Smith, British Airways, head of product management. "Using Points International's expertise in this area has enabled us to quickly implement an online tool for purchasing miles so that members can easily top up their balance of BA Miles accounts and book reward flights sooner."

British Airways, a leading international carrier, last year carried over 38 million passengers to 550 destinations. The airline has over 4 million global members in its Executive Club program, which has offered mileage rewards since 1991.

     POINTSpurchase is part of Points International's growing portfolio of custom products - Points Solutions - that enable loyalty programs to enhance customer service and generate additional revenue. Built on leading edge technology and developed and managed in-house, Points Solutions are internationally marketed to travel providers and loyalty programs.

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     "Points has seen strong consumer demand for the purchase of miles online, and through the POINTSpurchase solution, we are now regularly selling several million miles per day across our partner base," said Rob MacLean, CEO of Points International. "Following on from our POINTSpurchase partnerships with Lufthansa and Scandinavian Airlines, Points is expanding its presence in Europe by working with British Airways. We look forward to supporting British Airways in offering this new feature to their Executive Club members around the world."

ABOUT POINTS INTERNATIONAL

     Points operates the only independent loyalty points exchange - at www.points.com - allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before. Points Exchange(R) has, to date, attracted close to 40 partners, including industry leaders eBay (Anything Points), American Airlines (the AAdvantage(R) program), InterContinental Hotels (Priority Club(R) Rewards), Air Canada (Aeroplan), Delta Air Lines (Sky Miles(R)), Imperial Oil (Esso Extra), GiftCertificates.com(TM), Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles(R)), America West Airlines (FlightFund(R)), Alaska Airlines (Mileage Plan), Sprint, JCPenney(R) and many more. Points International shares trade on the Toronto Stock Exchange (TSX) under the symbol PTS.

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FOR PARTNERSHIPS AND OTHER INQUIRIES:   FOR INVESTOR RELATIONS INQUIRIES:
Christopher Barnard                     Steve Yuzpe
President, Points International         CFO, Points International
+1 416 596-6381                         +1 416 596-6382
Christopher.barnard@points.com          steve.yuzpe@points.com

Source: Points International Ltd (TSX Exchange: PTS)

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THE TSX EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE
ADEQUACY OR ACCURACY OF THIS RELEASE